Exhibit 99.1

WISeKey Shareholders Approve Redomiciliation to the British Virgin Islands at Extraordinary General Meeting

Zug, Switzerland, September 10, 2026 –WISeKey International Holding Ltd. (“WISeKey” or the “Company”) (SIX: WIHN, NASDAQ: WKEY) announces that, at the Extraordinary General Meeting (“EGM”) held on September 9, 2026, its shareholders approved the proposal of the Company’s board of directors relating to the Company’s redomiciliation from Switzerland to the British Virgin Islands.

Shareholders approved the merger agreement dated June 26, 2026 between WISeKey and WISeKey International Corp., a British Virgin Islands business company and wholly owned subsidiary of WISeKey (“WISeKey BVI”), and the merger of WISeKey with and into WISeKey BVI, with WISeKey BVI as the surviving company. Upon completion of the merger, the domicile of WISeKey’s group holding company will be in the British Virgin Islands instead of in Switzerland.

The shareholder approval of the merger represents an important milestone toward completion of the merger and thus the redomiciliation. The Company will now proceed with the remaining steps required to complete the merger, which remains subject to the satisfaction of the applicable closing conditions. Upon completion, WISeKey BVI will become the publicly traded parent company of the WISeKey group.

Carlos Moreira, Chairman and CEO of WISeKey, said: “We would like to thank our shareholders for their support of this important step in WISeKey’s evolution. The approval allows us to move forward with the redomiciliation and the establishment of a corporate structure designed to support WISeKey’s continued international growth and access to global capital markets.”

The Company will keep shareholders and the market informed regarding the completion of the merger and the related implementation steps.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 30 00 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lena.cati@theequitygroup.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”) or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Important Additional Information and Where to Find It

In connection with the merger, WISeKey BVI filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No. 333-297507), which was declared effective on July 31, 2026 and includes a prospectus of WISeKey BVI (the “prospectus”). , . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement, prospectus, and other documents filed by WISeKey or WISeKey BVI with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to WISeKey International Holding Ltd, General-Guisan-Strasse 6, 6300 Zug, Switzerland.

Participants in the Solicitation

WISeKey, WISeKey BVI, and their respective directors and executive officers may be deemed to have been participants in the solicitation of proxies from WISeKey’s shareholders in connection with the merger. Information regarding the interests of these directors and executive officers in the merger is included in the prospectus. Additional information regarding WISeKey’s directors and executive officers is also included in WISeKey’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “should,” “would,” “could,” “may,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the redomiciliation and merger; the expected timing of the completion of the merger, the satisfaction of remaining conditions to the merger, including regulatory approvals; and the expected listing of WISeKey BVI shares on Nasdaq and SIX Swiss Exchange.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industry and markets in which WISeKey and WISeKey BVI operate, and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to: the risk that the merger may not be completed in a timely manner or at all; failure to satisfy remaining closing conditions; failure to obtain required regulatory approvals, including from Nasdaq, SIX Swiss Exchange, or the Swiss Takeover Board; the risk that the anticipated benefits of the redomiciliation may not be realized; changes in applicable laws or regulations; general economic and market conditions; and other risks and uncertainties described in WISeKey’s filings with the SEC, including its Annual Report on Form 20-F. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. WISeKey does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.